

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 9, 2007

via U.S. mail and facsimile
Cyrus D. Marter IV
Vice President-General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

> **Re:** **Forest Oil Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form S-4**
> **Filed March 21, 2007**
> **File No. 333-140532**

Dear Mr. Marter:

We have limited the review of your amended filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 3 and reissue the comment.

2. Unless the subject of a confidential treatment request, please file all materials submitted as correspondence on EDGAR. In this regard, we note that the letter dated March 21, 2007 containing the summary of the schedules to the Merger Agreement was not filed as correspondence. Please file this letter accordingly at the time of your next amendment.

3.	We have reviewed the summary describing the schedules to the Merger Agreement. Please confirm that the contents and information contained within the following disclosure schedules have been adequately disclosed in the prospectus if material, or are not material to the company's post-merger operations:

- Houston Exploration schedules 3.7 (with respect to taxable gains associated with the 1031 exchange, outstanding litigation, the reduction in production hedged and the pending IRS and state tax audits); 3.8; 3.14 (taxes); Additional Disclosure Letter 2(b) (with respect to Section 3.10(d)(ii) of the Merger Agreement); and
- Forest Oil schedule 4.14.

4.	Although you have revised the disclosure on page 58 in response to prior comment 8, please further supplement your disclosure to discuss why the board chose to accept the offer which amounted to $52.47 per share in light of the fact that such consideration represented a relatively low premium to Houston Exploration's stock price at the time. Moreover, disclose the discussions and considerations of the various valuation methodologies contemplated by the board as presented by Lehman Brothers. Disclose why the board and/or its financial advisor felt that compensation within the range contemplated by the net asset valuation methodology was the better valuation to use for Houston Exploration stock versus each of the other valuation analysis (i.e. comparable company analysis, comparable transactions analysis and going concern analysis). In this regard, we note omission of any discussion of why the board chose to accept consideration which, under all possible scenarios (other than Cases I and II of the net asset valuation analysis) fell within the lower end of the range of possible share price consideration payable to Houston Exploration shareholders.

5.	We note the revisions made in response to prior comment 9 on page 45 of the marked version of the prospectus. You reference various "facts" considered by the board. Please clarify whether the "facts" you reference are those disclosed in the disclosure that follows or revise to include any additional facts considered by the board in its rejection of the JANA proposal. Moreover, based on your disclosure, it appears that JANA's request to perform diligence was identified by the board as a principal factor contributing to its skepticism and ultimate rejection of the proposed offer. Other than the fact that the diligence had not yet been commenced, please revise to explain why the due diligence condition, which is a common condition in a merger transaction, was viewed with skepticism by the board.

Unaudited Pro Forma Combined Financial Statements

Note 5 Combined Pro Forma Adjustments, page F-9

6.   It appears that your pro forma adjustment 5(vi) to eliminate Houston
        Exploration's ceiling test write down is not contemplated by Rule 11-02(b)(6) of
        Regulation S-X. Please revise your pro forma information to remove this
        adjustment.

Note 8 Supplementary Pro Forma Information for Oil and Gas Producing Activities, page
F-12

7.   Please disclose the depreciation, depletion and amortization rate which will apply
        for the initial period subsequent to consummation of the exchange offer as
        contemplated by SAB Topic 2:D:6(6).

Closing Comments

        As appropriate, please amend the above filing in response to these comments.
You may wish to provide us with a marked copy of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or in her absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Scot Wulfe, Esq. (via facsimile)
        M.Duru
        J. Goeken
        J.Davis
        A. Parker